EXHIBIT 11.1 Statement re computation of per share earnings

Earnings per share – basic, are based upon the Company’s weighted average number of common shares outstanding.

	2007	2006
	(In thousands – except per share data)
Net Income	$4,544	$8,739
Weighted average shares outstanding – basic	9,796	9,775
Shares issuable upon exercise of dilutive options	258	318
Less: shares assumed repurchased	(19)	(32)
Weighted average shares outstanding – diluted	10,035	10,061
Earnings per share – basic	$0.46	$0.89
Earnings per share – diluted	$0.45	$0.87